UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    January 29, 2004          By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary


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                                                           EXTERNAL NEWS RELEASE
                                                                        04-03-TC

For Immediate Release:  January 29, 2004

                         TECK COMINCO LIMITED TO ACQUIRE
                   ADDITIONAL HIGHLAND VALLEY COPPER INTEREST

Vancouver, B.C. -- Teck Cominco Limited announced today that it has given notice to BHP Billiton subsidiary Rio Algom Limited that it intends to exercise its right of first refusal in respect of the sale of Rio Algom's 33.57% interest in the Highland Valley Copper partnership for US$73 million in cash.

Completion of the transaction is subject to negotiation and settlement of a definitive purchase agreement and certain other customary conditions. The effective date of the transaction will be January 3, 2004. On completion of the transaction, Teck Cominco will hold a direct and indirect 97.5% interest in Highland Valley Copper.

Highland Valley Copper operates a large open-pit copper mine in British Columbia, which is forecast to produce approximately 174,000 tonnes of copper in concentrate per year over the 5 1/2 year balance of its mine life. The acquisition is expected to increase Teck Cominco's planned 2004 copper production by approximately 28%.

Teck Cominco Chief Executive Officer David Thompson said: "Increasing our interest in Highland Valley is a low risk opportunity for Teck Cominco to significantly increase its copper production at an ideal point in the copper price cycle."

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $5 billion. Shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.

                                     - 30 -

For additional information, please contact:

Tom Merinsky
Director, Investor Relations
(604) 685-3007


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com